Mail Stop 3720

February 27, 2007

Via U.S. Mail and Fax (918-664-4005)
Mr. Charles Harwell
Director
Harcom Productions, Inc.
7401 East 46th Place
Tulsa, OK 74145

      RE: Harcom Productions, Inc.
              Amendment No. 2 to Registration Statement on Form SB-2
              Filed February 20, 2007
              File No. 333-139685

Dear Mr. Harwell:

      We have reviewed your supplemental response letter dated February 20, 2007 as well as the above referenced filings and have the following comments. As noted in our comment letter dated February 15, 2007, we have limited our review to your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Consent of Independent Registered Public Accounting Firm

1.   Please have your accountant provide an updated consent referencing the most current amendment to your Form SB-2.

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      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry M. Spirgel
Assistant Director